November 15, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington D.C., 20549
Attn:    Nasreen Mohammed
Joel Parker

Re:     Denny's Corporation
Form 10-K for the Fiscal Year Ended December 27, 2023
Form 8-K filed July 30, 2024
File No. 000-18051

Ladies and Gentlemen:

The purpose of this letter is to provide the detailed response of Denny’s Corporation (the “Company”) to the comments set forth in the letter dated October 22, 2024 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company. The Staff’s October 22, 2024 letter addressed the Company’s October 9, 2024 letter to the Staff in response to the Staff’s original September 17, 2024 letter to the Company.

For your convenience, the Staff’s comments have been reproduced in their entirety followed by the Company’s response.

Form 8-K filed July 30, 2024

Exhibit 99.1- Press Release, dated July 30, 2024
Reconciliation of Net Income to Non-GAAP Financial Measures, page 8

1.We note your response to prior comment 1. Please further explain the nature of your legal settlement expenses including your basis for concluding each component of this adjustment is consistent with the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Given your growth strategy to increase your restaurants, it appears that pre-opening expenses are normal, recurring, cash operating expenses necessary to operate your core business. Please revise or advise.

Response:

•As noted in its prior response, the Company has excluded all legal settlement expenses (other than with respect to certain claims it considers attendant to its core operations, such as “slip and fall” type litigation) from its non-GAAP measures of Adjusted EBITDA and Adjusted Net Income. In considering the Staff’s most recent comment, the Company has concluded that legal expenses related to certain other claims should be considered part of the core operations of the business, and thus not excluded from these non-GAAP measures. Such claims primarily consist of those raised by Company employees relating to matters typically associated with employment law, such as harassment, discrimination or hostile work environment. In future presentations of Adjusted EBITDA and Adjusted Net Income, and any other relevant non-GAAP measures, the Company will not exclude such legal expenses.

However, the Company respectfully continues to believe that certain other legal expenses, which it does not consider normal and recurring, should be excluded from its non-GAAP measure. These would include expenses relating to claims such as website accessibility as well as class action claims.

•As to pre-opening expenses, the Company notes again that it does not have an extensive history of opening new company-owned restaurants. The Company’s recent strategy modification, whereby it is attempting to grow the Keke’s Breakfast Café brand through company development of new locations with the expectation of subsequently selling these restaurants to franchisees, is a near-term strategy, and the Company expects to return to majority franchise development in the mid-term and beyond. The amount and cadence of such company restaurant openings are expected to be highly volatile and irregular, as are the revenues that the Company ultimately expects to receive with respect to the sales of the opened franchises, which the Company also plans to exclude. Including pre-opening expenses – or the revenues associated with the eventual sales of the company restaurants – in periodic operating results can cause results to be misleading in terms of illustrating the long-term core operations of the business.

The Company hopes that the additional information provided in this response sufficiently addresses the Staff’s comments. However, please do not hesitate to contact the undersigned at 864-597-8347 if you have any further questions.

Respectfully,

/s/ Robert P. Verostek
Robert P. Verostek
Executive Vice President and Chief Financial Officer

cc: Mr. Justin W. Chairman